Correspondence

October 26, 2017

Myra Moosariparambil, CPA
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:  August 23, 2017
        Comment Letter
        Form 10-Q for the quarter ended March 31, 2017
        File No. 001-13101

Dear Ms. Moosariparambil:

Pursuant to our conversation of today, Ammo, Inc. intends to file amended 10Q’s for 2017 Q1 and 2017 Q2 by November 3rd, 2016. The amended filings will remove all goodwill and recognize a loss on the Company’s acquisition of foreclosed assets.

Very truly yours,

/s/ Fred Wagenhals
Fred Wagenhals